Staax, Inc.

Prepared Financial Statements

For the period January 1, 2021, through December 31, 2021

Unaudited

Table of Contents

Statement of Income – Jan 1, 2021, Through Dec 31, 2021   3

Balance Sheet – As of Dec 31, 2021   4

Cash Flows Statement - Jan 1, 2021, Through Dec 31, 2021   5

Statement of Equity - Jan 1, 2021, Through Dec 31, 2021   6

Notes to the Financial Statements   7

Staax, Inc.
Statement of Income and Expense
January 1, 2021 Through December 31, 2021

Revenue		
Income - Dividend	$	13.30
Total Revenue	**$**	**13.30**
Cost of Goods Sold		
Cost of Goods Sold	$	-
Total Cost of Goods Sold	**$**	**-**
Gross Profit	**$**	**13.30**
Expenses		
Advertising & marketing	$	(2,374.14)
App and Engineering Expense	$	(17,404.79)
Consultant & contractor	$	(200.20)
Graphic Design	$	(3,500.00)
Legal Expense	$	(3,829.91)
Meals	$	(131.15)
Software and Subscriptions	$	(112.69)
Travel Expenses	$	(710.84)
Total Expenses	**$**	**(28,263.72)**
Net Ordinary Income	**$**	**(28,250.42)**
Other Income and Expenses	**$**	**-**
Other Expenses	$	-
Net Income	**$**	**(28,250.42)**

Management Use Only

This Financial Statement Has Not Been Subject To Review Or Audit

Staax, Inc.
Consolidated Balance Sheet
As of December 31, 2021

Assets		
Current Assets		
Cash on Hand	$	250,000.00
Total Current Assets	**$**	**250,000.00**
Long Term Assets		
Mutural Funds	$	1,004,749.58
Total Long Term Assets	**$**	**1,004,749.58**
Total Assets	**$**	**1,254,749.58**

Liabilities		
Current Liabilities		
Brex Card Payable	$	-
Total Current Liabilities	**$**	**-**
Long Term Liabilities		
Long Term Liabilities	$	-
Total Long Term Liabilities	**$**	**-**
Total Liabilities	**$**	**-**

Equity		
Opening Equity	$	-
Owner Distributions	$	-
Investment - Techstars	$	120,000.00
Investments - Harlem Capital Partners	$	1,100,000.00
Investments - Helen H. Min Rev Trust	$	25,000.00
Investments - LLS Fund	$	25,000.00
Investor - Sophie Marina	$	5,000.00
Investor - Yong Li Jiang	$	8,000.00
Net Income	$	(28,250.42)
Total Equity	**$**	**1,254,749.58**
Total Liabilities & Equity	**$**	**1,254,749.58**

Management Use Only

This Financial Statement Has Not Been Subject To Review Or Audit

Staax, Inc.
Statement of Cash Flows
Januray 1, 2021 Through December 22, 2021

Cashflow from Operations		
Net Income (Loss)	$	(28,250.42)
Plus: Depreciation & Amortization	$	-
Less: Changes in Working Capital	$	-
Total Cashflows from Operations	**$**	**(28,250.42)**

Cashflows from Investing		
Increase (Decrease) in Investments	$	1,283,000.00
Decrease from Distributions	$	-
Change in Assets	$	(1,004,749.58)
Total Cashflows from Investing	**$**	**278,250.42**

Cashflows from Financing		
Increase (Decrease) in Financing	$	-
Issuance of Debt	$	-
Issuance of Equity	$	-
Total Cashflows from Financing	**$**	**-**

Beginning Cash Balance	$	-
Change in Cashflows	$	250,000.00
Year Cashflows	$	250,000.00
Cashflow as of Report Date	**$**	**250,000.00**

Management Use Only

This Financial Statement Has Not Been Subject To Review Or Audit

Staax, Inc.
Statement of Owners Equity
January 1, 2021 Through December 31, 2021

Opening Balance Equity	$	-
Add		
Net Income (Loss)	$	(28,250.42)
Stocks Issued	$	-
Investment - Techstars	$	120,000.00
Investments - Harlem Capital Partners	$	1,100,000.00
Investments - Helen H. Min Rev Trust	$	25,000.00
Investments - LLS Fund	$	25,000.00
Investor - Sophie Marina	$	5,000.00
Investor - Yong Li Jiang	$	8,000.00
Stock Based Compensation	$	-
Subtotal	**$**	**1,254,749.58**
Deduct		
Owners Pay & Personal	$	-
Retained Earnings	$	-
Owner Distributions	$	-
Subtotal	**$**	**-**
Equity at End of Period	**$**	**1,254,749.58**

Management Use Only

This Financial Statement Has Not Been Subject To Review Or Audit

NOTE I – ORGANIZATION AND NATURE OF THE BUSINESS

Staax, Inc. (the "Company") was founded in August 2021. The Company is a social platform, which enables peer-to-peer payments in fractional shares of stock.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The Company prepared the accompanying financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The financial statements include the operations, assets, and liabilities of the Company. In the opinion of the Company's management, the accompanying financial statements contain all adjustments, consisting of any normal recurring accruals, necessary to fairly present the accompanying financial statements.

Cash and Cash Equivalents – Cash and cash equivalents include all short-term highly liquid investments that are readily convertible to known amounts of cash and have original maturities of three months or less from the date of purchase.

Restricted Cash – The Company did not have any restricted cash balances, deposits held as compensating balances or cash segregated in compliance with federal or other regulations as of December 31, 2021.

Income Taxes – For U.S. federal income tax purposes, taxes related to income earned by the Company represent obligations of the individual partners and members and have not been reflected in the statement of financial condition.

Property and Equipment - Property and equipment are recorded at cost and depreciated using the straight-line method over the following estimated useful lives. Leasehold improvements are depreciated over the lesser of their estimated useful lives or the term of the lease. Maintenance and repairs are expensed as they are incurred, and major additions and purchases are capitalized.

Leases – The Company did not have any equipment lease agreements as of December 31, 2021.

NOTE 3- PREPAID EXPENSES

The Company did not have any prepaid expenses as of December 31, 2021.

NOTE 4 - LINE OF CREDIT

The Company did not have any lines of credit as of December 31, 2021.

NOTE 5 – LONG TERM DEBT

The Company did not have any long-term debts as of December 31, 2021.

NOTE 6 - SUBSEQUENT EVENTS

Management has considered subsequent events through February 14, 2023, which is the date the financial statements were prepared. There were no subsequent events that required recognition or disclosure.

Management Use Only
This Financial Statement Has Not Been Subject To Review Or Audit